July 18, 2013

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:                 Ajay Koduri, Attorney-Advisor

Larry Spirgel, Assistant Director

Robert Shapiro, Staff Accountant

Robert S. Littlepage, Accountant Branch Chief

Re:                                                     YuMe, Inc.

Registration Statement on Form S-1

Filed July 2, 2013

File No. 333-189772

Ladies and Gentlemen:

On behalf of YuMe, Inc. (“Company”), we are transmitting this letter in response to comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) by letter dated July 11, 2013, with respect to the registration statement on Form S-1 that was filed with the Commission on July 2, 2013 (“Registration Statement”).  The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics.

General

1.                                      We note that Apple informed developers that starting May 1, 2013 the App Store would no longer accept new apps or app updates that access a device’s unique identifier (UDID). We note your disclosure on page 17 generally describing the risks to your business if anything prevents the proliferation of digital video advertisements or if there is any limitation on collecting and using data to deliver ads and the performance of these ads. Please revise your risk factor disclosure and other applicable sections of the prospectus such as the MD&A to specifically address this development by Apple and whether it signals a negative trend for the functionality of your products.

In response to the Staff’s comment, the Company will revise the risk factor entitled “We depend on the proliferation of digital video advertisements and anything that prevents this proliferation, including the possibility to opt out of services and functionality, will negatively impact our business model.” on page 17 of the Registration Statement in the next pre-effective amendment to the Registration Statement to include the following disclosure:

The success of our business model depends on our ability to deliver digital video advertisements to consumers on a wide variety of Internet-connected devices. We believe that digital video advertising is most successful when targeted primarily through analysis of data. This data might include a device’s location or data collected when device users view an ad or video or when they click on or otherwise engage with an ad, or it could include demographic or other data about users’ interests or activities that is licensed in or acquired from third parties. Users may elect not to allow data sharing for targeted advertising for ^many reasons, such as privacy concerns, or ^to avoid usage charges based on the amount or type ^of data consumed on the device. ^Users may opt out of interest-based advertising by YuMe through the opt-out feature on YuMe’s website or the Network Advertising Initiative’s consumer choices website. In addition, Internet-connected devices and operating systems controlled by third parties increasingly contain features that allow device users to disable functionality that allows for the delivery of ads on their devices.  Device and browser manufacturers may include or expand these features as part of their standard device ^or operating system specifications. For example, Apple recently announced that UDID, a standard device identifier used in some applications, was being superseded and would no longer be supported.  As a result, application developers were required to update their apps to utilize alternative device identifiers such as universally unique identifier, or, more recently, identifier-for-Advertising, which simplify the process for Apple users to opt out of behavioral targeting.  In addition, advertising companies may participate in self-regulatory programs, such as the Network Advertising Initiative, through which they agree to offer users the ability to opt out of behavioral advertising. If ^users elect ^to utilize the opt-out mechanisms in greater numbers, our ability to deliver effective advertising campaigns on behalf of our advertisers would suffer, which could hurt our ability to generate revenue and become profitable.

The Company respectfully informs the Staff that it believes that the risk factor disclosure, as revised, accurately depicts in a balanced way the relevant risks to the Company and that no other sections of the prospectus require revision.

* * * * * * * * * * *

Additionally, the Company intends to provide a Recent Developments section in the next pre-effective amendment to the Registration Statement which will contain certain estimated financial measures presented with sufficiently narrow ranges and appropriate narrative contextual disclosures in the following manner:

Recent Developments

Our consolidated financial information for the quarter ended June 30, 2013, discussed below, is preliminary, based on currently available information and management estimates, and subject to the completion of our financial close process. Accordingly, these results may change and the changes may be material. The preliminary consolidated financial information included in this offering memorandum has been prepared by and is the responsibility of our management.  PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary consolidated financial information.  Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Revenue

We expect revenue for the quarter ended June 30, 2013 to be between $      million and $       million, compared to $25.2 million for the quarter ended June 30, 2012. The $      , or       %, increase in revenue was primarily due to [narrative discussion to follow…].

Gross profit

We expect gross profit for the quarter ended June 30, 2013 to be between $       million, or       % of revenue, and $       million, or       % of revenue, compared to $11.5 million, or 46% of revenue, for the quarter ended June 30, 2012. The $      , or       %, increase in gross profit was primarily due to [narrative discussion to follow…].

Net income

We expect net income for the quarter ended June 30, 2013 to be between $        million and $        million, compared to $0.1 million for the quarter ended June 30, 2012. The $       , or        %, increase in net income is primarily due to [narrative discussion to follow…].

Adjusted EBITDA

We expect Adjusted EBITDA for the quarter ended June 30, 2013 to be between $        million and $        million, compared to $1.6 million for the quarter ended June 30, 2012. Our Adjusted EBITDA estimate is calculated based on estimated net income between $        million and $        million, plus estimated interest expense of $        million, estimated income tax expense of $        million, estimated depreciation and amortization of $        million, and estimated stock-based compensation of $        million. Adjusted EBITDA for the quarter ended June 30, 2012 is based on net income of $0.1 million, plus income tax expense of $0.2 million, depreciation and amortization of $0.7 million, and stock-based compensation of $0.6 million. For the definition of Adjusted EBITDA, which is a non-GAAP financial measure, see “Selected Financial Data.”

The data presented above reflects our estimates based solely upon information available to us as of the date of this prospectus, is not a comprehensive statement of our financial results or position as of or for the three months ended June 30, 2013. Our actual second quarter results will not be available until after this offering is completed, and may differ materially from these second quarter estimates. Accordingly, you should not place undue reliance upon these preliminary estimates. For example, during the course of the preparation of the respective financial statements and related notes, additional items that would require material adjustments to be made to the preliminary estimated financial information presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Finally, the Company proposes to modify its Business section disclosure about “Our Customers” as shown on Attachment A.  The Company has advised us that the brand advertising customer that is the subject of this case study information has consented to this disclosure about its experience using the Company’s solutions.

* * * * * * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7934 or, in his absence, Niki Fang, Esq. at (650) 335-7252.

Sincerely,

/s/ Horace Nash

Horace Nash
Fenwick & West LLP

Attachment A: Page 85 Revised

cc:                                Jayant Kadambi, Chief Executive Officer

Timothy Laehy, Chief Financial Officer
Paul T. Porrini, Esq., General Counsel and Secretary

YuMe, Inc.

Cynthia C. Hess, Esq.

Niki Fang, Esq.

Fenwick & West LLP

Danny Wallace

Kimberly Doyle

PricewaterhouseCoopers LLP

Douglas Smith, Esq.

Stewart McDowell, Esq.

Brandon W. Loew, Esq.

Gibson, Dunn & Crutcher LLP

Attachment A: Page 85 Revised

•    Mediation capabilities for direct sales forces and third party sellers;

•    Enabling localized ad operations globally; and

•    Access to YuMe’s suite of professional services, including advertising and content strategies, custom software development and maintenance, and comprehensive platform support and training.

^Our Customers

Our customer base consists primarily of large brand advertisers and the advertising agencies that represent them. In the twelve months ended March 31, 2013, we had 500 customers, of which 439 were direct advertising customers, including 64 of the AdAge 100. In 2012, the AdAge 100 spent $104.5 billion on advertising in the United States, according to Advertising Age magazine. To reach our direct advertising customers, we work closely with advertising agencies that build and manage advertiser strategies and tactics.

As part of our solutions, we partner with independent marketing research companies to design and execute advertising campaign assessment studies. During the period from October 2010 through May 2013, Nielsen Online Brand Effect (formerly Vizu Ad Catalyst) showed that YuMe brand lift results exceeded the digital advertising averages. Specifically:

•    YuMe campaigns produced an average brand awareness lift of 72.5%, significantly above industry norms.

•    YuMe campaigns produced an average purchase intent lift that is seven times higher than the norm across all industry verticals.

•    In the consumer packaged goods vertical, the overall brand lift for YuMe campaigns (measuring brand attitudes, brand awareness, brand favorability, purchase intent and brand preference) was 71.2%, far outperforming the norm.

The following representative example demonstrates how a consumer packaged goods brand advertiser represented by an agency customer benefited from our solutions. In September 2011, we delivered a $0.5 million digital video advertising campaign running concurrently with the brand advertiser’s $2.6 million TV advertising campaign.  The brand advertiser was interested in assessing the “reach” of the concurrent digital video advertising campaign, measured in terms of number of individuals or households exposed to its video advertisement at least one time in a period.  The results of this assessment indicated that YuMe’s digital video advertising campaign reached six million consumers in the target audience that would have otherwise not seen the ad. In addition, we conducted a survey of over 1,000 viewers exposed to one or both of the television and the YuMe campaigns, which indicated that the YuMe campaign outperformed the TV campaign, showing 22% better brand recall and 31% better message recall relative to viewers exposed to television alone. Over nine million viewers saw the campaign on both television and through YuMe, and this population showed the greatest brand lift with a 36% lift brand recall and 44% lift in message recall relative to viewers exposed to television alone. Overall, compared to an equal spend on TV, shifting the $0.5 million to YuMe resulted in a 14% increase in reach and an 18% increase in frequency. Additionally, cross platform reach, measuring reach across Internet-connected devices increased to 23%. The YuMe campaign helped the brand advertiser achieve its goals, reaching more people and driving greater efficacy. The consumer packaged goods brand advertiser doubled its agency spending with YuMe from 2011 to 2012.

Our top 20 customers in 2012 accounted for approximately $58.6 million of our revenue. Omnicom Media Group Holdings Inc., or OMG, accounted for more than 10% of our revenue in 2012.

In addition, we serve more than 1,500 pre-screened digital media properties that use YFP as a cross-platform monetization solution. We believe digital media property owners seek out our solutions because of our reputation for quality software, differentiated brand-oriented data-science capabilities, coveted monetization and superior solutions.